

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

<u>Via E-Mail</u>
Mr. Paul O. Richins
Principal Financial Officer
Utah Medical Products, Inc.
7043 South 300 West
Midvale, UT 84047

> **Re: Utah Medical Products, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 7, 2013**
> **File No. 1-12575**

Dear Mr. Richins:

We have reviewed your response letter dated November 12, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 8. Financial Statements</u>

<u>Report of Independent Registered Public Accounting Firm, page 30</u>

1.   We note from your response to prior comment 1 that the company only has one reporting unit and evaluates the impairment of goodwill on a company basis. We also note from your response to prior comment 2 that your auditor, Jones Simkins LLC audited management's assessment of goodwill impairment for the company. Further, we refer to the representations made to us by your auditor on our conference call of October 10, 2013, that while it considered the procedures undertaken in the last audit adequate, in future periods, as necessary, it plans to consider additional procedures in <u>auditing</u> the company's goodwill and intangible assets. Together, these facts appear to indicate that the Norton Practice has audited, and in future periods will audit, a lower percentage of Utah Medical's assets than originally stated in your principal auditor's audit

report. Please confirm our understanding and have Jones Simkins LLC confirm that in future periods it will revise its audit reports to take responsibility for auditing all of the company's goodwill and intangible assets and to correctly reflect the percentage of assets audited by other auditors.

<u>Acknowledgments</u>

2.   We note that you did not provide all of the acknowledgments previously requested. Please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant